

July 14, 2015

Via E-mail
Tianxiang Hu
Co-Chairman and Executive Chairman
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

   Re: **Jupai Holdings Limited**
     Amendment No. 2 to Registration Statement on Form F-1
     Filed July 7, 2015
     Amendment No. 3 to Registration Statement on Form F-1
     Filed July 13, 2015
     File No. 333-204950

Dear Mr. Hu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 17

1. We note your revised disclosure regarding the terms of the depositary agreement. In order for investors to understand the limitations on their rights to pursue claims against the depositary, please add a risk factor discussing the limitations. In particular, we note that the depositary has the option to resolve all disputes, other than suits based on liability under the Securities Act of 1933, in arbitration. We also note that any suits against the depositary may be brought only in New York.

       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: <u>Via E-mail</u>
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP